02041574

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
JUN 24 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For June 24, 2002

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

(Exact name of registrant as specified in its charter)

Energy Company of Minas Gerais

(Translation of registrant's name into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive offices)

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report on Form 6-K contains 5 pages, including exhibits. See exhibit index on page 3.

CRGH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: ______________________
Name: Cristiano Corrêa de Barros
Title: Chief Financial Officer

Date: June 24, 2002

EXHIBIT INDEX

Exhibit	Description of Exhibit	Sequentially Numbered Page
1.	Corporate Announcement, dated June 21, 2002.	4

Exhibit 1

CEMIG
Companhia Energética de Minas Gerais

CIG
LISTED
NYSE

Empresa de Infovias S.A.

**CORPORATE ANNOUNCEMENT
OF MATERIAL FACT**

IMMEDIATE RELEASE

CEMIG ANNOUNCES PURCHASE OF INFOVIAS SHARES

Belo Horizonte, Brazil, June 21, 2002 – Companhia Energética de Minas Gerais - CEMIG (NYSE: CIG; BOV: CMIG4), CEMIG and Empresa de Infovias S.A. - Infovias, both publicly traded companies in Brazil, announce the acquisition by CEMIG from AES Força e Empreendimentos Ltda., of 81,700,210 common shares with no par value of Infovias, representing 45.44% of the share equity of Infovias. The purchase price paid by CEMIG for the Infovias shares was R$81,090,000.00.

Following this acquisition, Infovias' 179,797,999 nominative common shares with no par value are held as follows:

- CEMIG owns 170,597,772 common shares, representing 94.88% of Infovias' share capital;
- AES Força e Empreendimentos Ltda. owns 8,995,333 common shares, representing 5% of Infovias' share capital; and
- Clube de Investimento dos Empregados da CEMIG – CLIC (CEMIG's employee investment fund) owns 204,885 common shares, representing 0.12% of Infovias' share capital.

CEMIG, AES Força e Empreendimentos Ltda. and CLIC remain parties to the Infovias shareholders agreement, which is being amended in connection with this transaction.

In accordance with the related acquisition agreement, CEMIG has the right to acquire the remaining Infovias 5% stake held by AES Força e Empreendimentos Ltda. for R$5,406,000.00, restated in accordance with IGP-M/FGV, Brazil's general market price index. This further acquisition would be subject to authorization by the *Agência Nacional de Telecomunicações* - ANATEL (the Brazilian national telecommunications agency), as required by applicable regulation.

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

Contacts:

**Luiz Fernando Rolla
Investors Relations, CEMIG
Tel. +55-31-3299-3930
Fax +55-31-3299-3933
lrolla@cemig.com.br**

**Vicky Osorio
The Anne McBride Company
Tel. 212-983-1702
Fax 212-983-1736
vicky@annemcbride.com**